788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 14-273
February 14, 2014

Platinum Group Metals Announces a
Positive Preliminary Economic Assessment for a
655,000 ounce per year Platinum, Palladium and Gold Mine
at the Waterberg Joint Venture

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces positive results from an Independent Preliminary Economic Assessment (“PEA”) on the Waterberg Joint Venture project (the “Project”) completed by international and South African engineering firm WorleyParsons . Platinum Group Metals Ltd. holds a 49% effective interest in the Waterberg Joint Venture while the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) holds a 37% interest. Empowerment partner Mnombo Wethu Consultants Pty Ltd. holds the balance of the joint venture.

The Project will immediately advance to the pre-feasibility stage. Details of the PEA include:

•	Steady state production of 655,000 ounces of platinum, palladium and gold, “3E”;
•	A two year construction period planned in 2016 to 2018;
•	A Project post-tax NPV (7.5% discount rate) of 5.1 billion Rand or US$ 509 million (10R/US$);
•	Peak Funding of 8.85 billion Rand or US$ 885 million (10R/US$);
•	Major Risks to be assessed at pre-feasibility including smelting plans, water and power delivery and geotechnical work for mine design along with normal increased resource, metallurgical and cost confidence levels; and
•	Opportunities include significant resource expansion, optimization of mine plans, mine ramp up profiles, increased metallurgical recoveries and smelter terms and consideration of adjacent deposit exploration.

R. Michael Jones, President of Platinum Group Metals Ltd. said “The Waterberg Joint Venture project stands out as an exceptional opportunity for the shallow production of safe, low cost platinum, palladium and gold by fully mechanized mining methods utilizing multiple decline access ramps. The planned 655,000 3E ounces of steady state production is significant in the global market for platinum group elements. The peak funding estimate is modest compared to the opportunity for large scale participation in the platinum and palladium markets. In addition we see significant opportunity to expand the Project’s resources and to optimize the Project in the pre-feasibility study. We will continue our positive consultation with the rural communities in the mine area as our Project confidence advances. The potential for good margins, improved safety, better productivity and well paid workers along with improved working conditions compared to conventional mines is exciting.”

PLATINUM GROUP METALS LTD.	…2

Details

Assumptions and Results

Pricing

		Applied in model
	Approximate Recent/Spot	Approx. 3 yr. Trailing Prices
Platinum (US$/oz)	1,380.00	1,586.06
Palladium (US$/oz)	708.00	701.04
Gold (US$/oz)	1,259.00	1,548.84
Copper (US$/lb)	3.41	3.58
Nickel (US$/lb)	6.29	8.35
R/US$	11.13	10.00

Basket Price per T Layer and F Layer Metal Splits in US$ and Rand

		Recent Spot	3 Year trailing Average
		11.13 R/US$	10R/US$
T Zone	$/oz	1,014.40	1,129.60
	R/oz	11,290.25	11,296.00
F Zone	$/oz	934.83	1,005.23
	R/oz	10,404.62	10,052.33
Super F Zone	$/oz	934.68	1,005.03
	R/oz	10,402.99	10,050.34
Total	$/oz	961.57	1,047.04
	R/oz	10,702.24	10,470.41

Recoveries and Treatment Terms

2E&Au recovery T	88.3%
2E&Au recovery F	82.9%
Cu recovery T	86.6%
Cu recovery F	74.1%
Ni recovery T	82.9%
Ni recovery F	59.2%
Tolling terms 2E&Au	85.0%
Tolling terms Cu	67.5%

PLATINUM GROUP METALS LTD.	…3

Tolling terms Ni	72.5%

Mined Tonnes and Recovered Ounces

Total mined Resource Tonnes	126,555,041
Total Pt_ozs	3,381,234
Total Pd_ozs	6,901,055
Total Au_ozs	1,127,123

Financial Metrics

Peak Funding (Rand billion)	8.853
Operating Cost (Rand/tonne)	501
Operating Cost (US $/3E ounce, Not includingCu, Ni Credits,/ including Cu, Ni Credits)	555/368
Production Cost, including royalty, and overhead (US $/3E ounce, Not including, Cu, Ni Credits/including Cu, Ni credits)	626/438
Undiscounted NPV (US$millions/@10)	2,085
NPV @ 7.5%(US$m) pre-tax	804.7
NPV @ 7.5% (US$m) post-tax	508.8
IRR pre-tax	16.4%
IRR post-tax	14.0%
Start of Construction	2016
Commencement of production	2018
Payback	2024

Note: at fixed metal prices at 10R/US$, no escalation costs or prices

The PEA conforms to the requirements of Canada’s National Instrument 43-101. The economic analysis is based on Inferred Resources and is preliminary in nature. Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized. The estimates in this preliminary assessment are estimated at +/-30% accuracy on an engineering basis. The complete PEA technical report on the Waterberg Joint Venture property will be filed on SEDAR (www.sedar.com) within 45 days of this release.

PLATINUM GROUP METALS LTD.	…4

Mining

The mine plan in the PEA utilizes 3 decline clusters for access as a result of the shallow depth of the deposit. The shallow edge of the T layer is at 130 meters vertical and the shallow edge of the F layer is at 220 meters. The planned mining method is all mechanized including a combination of room and pillar mining on mineralized layers 3 to 10 meters thick and long hole open stoping on layers from 10 to 60 meters thick. The decline ramps for underground access are planned to be developed to the shallow edge of the T and F deposit layers. From there development ramps are to be all within the deposit along an apparent dip angle. This development approach is possible because of the thickness of the deposit and lowers waste development tonnes and costs.

Processing

Utilizing a standard flotation mill, at steady state the Project is estimated to produce 655,000 ounces per year 3E (platinum, palladium and gold) in concentrate, with copper and nickel as credits. The PEA relies on the previously reported preliminary metallurgical recovery estimates from test work at SGS labs of 83% 3E on the F layer mineralization and 88% 3E on the T layers. Other independent test work has been completed confirming these recovery rates or higher as well as indicating the ability to produce an attractive concentrate from both the T and F mineralized material of more than 100 g/t 3E containing almost no chrome. Further work to confirm the concentrate recoveries and characteristics will be completed during the pre-feasibility study stage. Co-mingling of the F and T materials does not appear to negatively affect recoveries in the initial test work.

Financial Results

The life of mine capital cost estimate over a 22 year period is un-escalated 17.8 billion Rand. Peak funding for the mine is estimated at 8.85 billion Rand. Undiscounted total positive cash flow for the project over a 22 year period is 21 billion Rand or US$ 2.1 billion on a 100% basis.

Operating cost including mining, milling, concentrate shipment and onsite overheads are estimated to be US$ 555 per 3E ounce over the life of the mine excluding Cu, Ni credits and US$ 368 per 3E ounce including Cu and Ni as credits. Including the state royalty and an allocation for head office overheads the operating costs are estimated to be US$ 626 per 3E ounceexcluding Cu, Ni credits and US$ 438 per 3E ounce including Cu and Ni as credits, all at 10 Rand/US$.

The PEA considers the costs to concentrate and assumes a payability of 85% on the 3Eounces from a third party purchaser. Considerable further work will be required to confirm potential terms and a smelter sales plan. No offtake concentrate agreement is in place and the cost of a smelter is not included in the PEA. The concentrate from Waterberg is a sulphide concentrate with negligible chrome or other penalty elements and should be desirable based on its initial test characteristics.

The PEA assumes fixed metal prices for the life of mine based on February 2014 three year trailing average prices per ounce of US$ 1,586 for platinum, US$ 701 for palladium and US$ 1,549 for gold. The PEA is un-escalated and assumes and a fixed exchange rate for the life of mine at 10 Rand to the US dollar. The project IRR on a 100% basis is 16% pre-tax. The project pre-tax NPV is US$ 804.7 million (7.5 % discount rate). The post-tax the IRR is 14% and the post-tax NPV is US$ 508.8 million (7.5% discount rate).Peak funding for 100% of the Project is 8.85 billion Rand (US$ 885 million at 10 Rand/US$). Capital costs to first production are estimated to be 7.92 billion Rand un-escalated (US$ 792 million at 10 Rand/US$).

PLATINUM GROUP METALS LTD.	…5

Interestingly, recent spot metal prices converted at 11.13 Rand to the US$ (approximately the spot currency rate) provided a Rand basket price within 3% of the three year trailing average prices supporting the model assumptions. The model being un-escalated, the conservative fixed exchange rate at 10 Rand to the US$ over the Project life, and the fixed life of mine metal prices for revenue provide a potential offset to anticipated South African inflation on costs.

The large scale, near surface mechanized nature of the deposit contributes to the highly competitive cost structure for the Project, estimated to be in the lowest quartile of costs in the platinum industry. The PEA indicates that the Waterberg deposit has potential to be a large platinum, palladium and gold mine comparable to some of the largest mining blocks in South Africa.

Resource Estimate Details

For the PEA mine plan WorleyParsons utilized the inferred resource estimate as reported on September 3, 2013 by Independent Qualified Person Ken Lomberg of Coffey. The Inferred resources are estimated at 167 million tonnes grading 3.26 g/t 3 E (0.98 g/t Pt, 1.97 g/t Pd, 0.32 g/t Au) in the T and F layers.

There is resource expansion potential on the T layers within the Waterberg Joint Venture and the deposit has been truncated for initial economic reasons prior to the PEA at 1,000 meters deep on both the T and F layers. As a Project opportunity the arbitrary cut off may be reconsidered during the pre-feasibility stage of Project study with potential for increased resource areas to be considered.

Inferred 2PGE+Au Resource Estimate for Waterberg JV Project, September 2, 2013

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability

•	CIM definitions are followed for classification of Mineral Resources

The resource was calculated by Coffey by using 111 bore holes with a total of 301 pierce points including deflections. The resource estimate was undertaken by Coffey and a number of iterations were done to confirm the validity of the estimate. The resource estimation was completed using an Inverse Distance Weighted to the Power 2 methodology and examined at various cut-off grades. The previous split of the FH and FP layers were merged into one F zone. The average thickness was calculated for the T zones that have distinct rock layer characteristics. The F zone is located consistently near the floor of the Bushveld Complex and is associated with olivine rich rocks with a thickness of 3 meters to 30 meters on average. An area of F layer related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 10 meters has been given the name “Super F”.

PLATINUM GROUP METALS LTD.	…6

The estimate for the T Layer was based on cuts identified from examination of the borehole core. The cut selection was based on a combination of the stratigraphic position, minimum thickness of 2 meters and consistency between the intersections from the motherhole and the deflections. The estimation was restricted based on the tenement, geological interpretation of the extent of the T layer and a maximum depth of 1,000 meters below surface. A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250 meters x250 meters.

The F layer estimation was undertaken on a flattened model utilizing the base of the F layer as a stratigraphic marker. The block size was selected as 125 meters x 125 meters x 3 meters (Northing, Easting, RL). A grade tonnage profile was utilised with a grade cut off of 2g/t 2PGE+Au for resource declaration. Prior to the estimation domains within the F layer were determined based on the geology and grade characteristics. These domains were independently estimated. The estimation was restricted based on the tenement, geological interpretation of the extent of the F layer and a maximum depth of 1,000 metres below surface. A geological loss of 12.5% was also applied to the F layer estimate.

The independent Qualified Person, under the definitions in NI 43-101, for the Sept 2, 2013 resource estimate is Ken Lomberg of Coffey. He has a Master’s degree in engineering and has 27 years of relevant experience in precious metals and PGM evaluations. He has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times in 2013. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team. WorleyParsons has relied on Coffey as an expert for the resource estimate. The resource estimate has been completed under the SAMREC code and this code has no substantive differences from the CIM guidelines.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under a prospecting right with the exclusive right to convert that right to a mining right. There can be no assurance that a mining right will be granted without extensive further work and an Application to the Department of Mineral Resources of South Africa. WorleyParsons has not completed a review of the validity of the Company mineral tenure.

Jobs and Social, Labour Environment and Permitting

The Waterberg Project is estimated to create about 2,200 new jobs at full production and will have a positive effect on the local economy. The mechanized nature of the proposed mining at Waterberg will rely on skilled, well paid workers. Should the Project proceed there will be a significant opportunity for training and transformation of the local economy. Consultation with the local rural population that has occurred before and during the prospecting work will continue during the feasibility stage.

PLATINUM GROUP METALS LTD.	…7

A number of large unpopulated areas are being studied for mine infrastructure. Considerable work in training local people will be required for the Project. Preliminary contact has been made with utilities for power and water and these aspects have not demonstrated fatal flaws at this stage. Considerable work will be required to secure these bulk services. Early cost estimates for these services and road improvements have been included in the PEA.

The Company has briefed the Department of Mineral Resources on the Waterberg Project and the Project was given a specific, positive comment in a speech by Minister of Mineral Resources at the recent mining Indaba in Cape Town.

The Waterberg Joint Venture property is held under a prospecting right and considerable work will be required to apply for a mining right.

Risks and Opportunities

Significant risks that will be studied at pre-feasibility include but are not limited to:

•

Geological risks associated with inferred resources that cannot be assumed to be economically viable, may never be upgraded or declared reserves and will require further confirmation drilling for consideration in a pre-feasibility study;

•	Geotechnical risks of the rock stability underground for the assumed mining method and extraction ratios;
•	Metallurgical and marketing risks for the proposed concentrate;
•	Social and permitting risk as the Project is held under a prospecting right and a mining right will need to be applied for;
•	The Project will require water, power and infrastructure. These are regionally available but will need to be secured;
•

Financing risk for a large Project and metals price risk combined with South African inflation and Rand exchange rate volatility, particularly as escalation was not used on costs and a fixed exchange rate was used; and

•	South African labour relations, training and availability.

Significant Opportunities include but are not limited to:

•	Optimization of the mine plan and the timing and sequencing of the capital investment into modules;
•	Optimization of the mine plan by grade as outlined by more drilling;
•	Expansion of the deposit down dip (T and F layers) and along strike (T layer); and
•	Consideration of the potential on the Waterberg Extension Permits for larger resources and scale to reduce fixed infrastructure costs.

PLATINUM GROUP METALS LTD.	…8

Authors and Qualified Persons Statement

The PEA was prepared in conformance with NI 43-101 by WorleyParsons. WorleyParsons has extensive experience in engineering and construction of platinum projects including mining and processing in Southern Africa. Dr. Michael Roberts, a Fellow of the SAIMM, is an independent "Qualified Person" under NI 43-101 and has supervised the preparation of the information that forms the basis of the written disclosure in this news release and he is the person responsible for the PEA. Dr. Roberts has a PhD in mining engineering and has more than 35 years of experience in mining engineering and has published numerous technical papers.

He has visited the property and verified the information to his satisfaction. Input for the PEA was provided by Ken Lomberg, the independent Qualified Person for the mineral resource estimate and experienced professionals at WorleyParsons Charles Brittain, for engineering and project management, Paul Bates for mining and ventilation, and Paul Lombard for financial modelling. Ken Lomberg has also reviewed the references to mineral resource estimates in this news release.

R. Michael Jones, P.Eng is a non-independent Qualified Person for the Company and has verified information for the Company.

Next Steps

WorleyParsons has now successfully concluded the PEA , which has met its objectives. Technically WorleyParsons recommends that the Waterberg Joint Venture to proceed to the pre-feasibility stage and the Waterberg Joint Venture will consider the plan and budget ahead. A program of infill drilling, rock mechanics and metallurgical studies and other engineering and costing estimates will be planned by Platinum Group Metals Ltd., the operator of the Waterberg Joint Venture, for 2014. Detailed work on the pre-feasibility work will commence in the near term and budgets and plans of the Waterberg Joint Venture will be provided shortly.

Adjacent to the Waterberg Joint Venture, Platinum Group Metals is drilling with 10 machines with the objective of expanding the Waterberg Deposit onto the Waterberg Extension prospecting rights held with an effective interest of 87% by Platinum Group Metals. Further drill results will be provided in the weeks ahead.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 platinum mine and the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension project. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Joint Venture project and the Waterberg Extension project have increased in importance in the Company’s business.

PLATINUM GROUP METALS LTD.	…9

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the extent and timing of exploration programs and exploration results, the results of the PEA, including the planned construction period, the post-tax NPV and peak funding estimates, the risks and opportunities outlined in the PEA, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of the Company’s properties, production and operating costs and permitting submission and timing. These forward-looking statements are made as of the date of this press release. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with exploration and project development; the need for additional financing; the calculation of mineral resources; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; government regulation; obtaining and renewing necessary licences and permits; environmental liability and insurance; reliance on key personnel; currency fluctuations; labour disputes; competition; dilution; the volatility of our common share price and volume; future sales of shares by existing shareholders; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

PLATINUM GROUP METALS LTD.	…10

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.